Exhibit 99.2

Consolidated Financial Statements

For the years ended October 31, 2021 and 2020

(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Consolidated Financial Statement
For the years ended October 31, 2021 and 2020

Consolidated Financial Statements for the years ended October 31, 2021 and 2020.

The accompanying audited consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc.
Consolidated Financial Statement
For the years ended October 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of High Tide Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of High Tide Inc. (the “Company”), which comprise the consolidated statement of financial position as at October 31, 2021 and 2020, and the related consolidated statement of loss and other comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows, for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of High Tide Inc. at October 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as High Tide Inc.’s auditor since 2020.

Calgary, Canada

February 2, 2022

High Tide Inc.
Consolidated Statements of Financial Position
As at October 31, 2021 and 2020 (Stated - In thousands of Canadian dollars)

	Notes	2021	2020
		$	$

Assets
Current assets
Cash		14,014	7,524
Marketable securities		860	50
Trade and other receivables	12	7,175	2,861
Inventory	10	17,042	5,702
Prepaid expenses and deposits	9	6,919	3,070
Current portion of loans receivable	11	277	74
Total current assets		46,287	19,281
Non-current assets
Loans receivable	11	2,720	230
Property and equipment	7	24,756	13,085
Net Investment - Lease	25	506	1,716
Right-of-use assets, net	25	27,985	16,413
Long term prepaid expenses and deposits	9	1,681	809
Deferred tax asset	17	-	250
Intangible assets and goodwill	5, 8	142,280	18,027
Total non-current assets		199,928	50,530
Total assets		246,215	69,811
Liabilities
Current liabilities
Accounts payable and accrued liabilities		18,532	6,421
Notes payable current	14	5,600	1,939
Deferred liability		-	1,700
Current portion of convertible debentures	15	946	14,446
Current portion of lease liabilities	25	5,729	2,194
Current portion of derivative liability	5, 13	9,980	764
Total current liabilities		40,787	27,464
Non-current liabilities
Notes payable	14	11,893	2,589
Convertible debentures	15	7,217	11,376
Lease liabilities	25	24,044	14,474
Derivative Liability	5,13	1,693	-
Deferred tax liability	17	8,577	2,185
Total non-current liabilities		53,424	30,624
Total liabilities		94,211	58,088
Shareholders’ equity
Share capital	18	208,904	32,552
Warrants	20	10,724	5,796
Contributed surplus		15,162	4,704
Convertible debentures – equity		859	1,965
Accumulated other comprehensive income		(648)	(487)
Accumulated deficit		(87,792)	(34,359)
Equity attributable to owners of the Company		147,209	10,171
Non-controlling interest	28	4,795	1,552
Total shareholders’ equity		152,004	11,723
Total liabilities and shareholders’ equity		246,215	69,811

4

High Tide Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$
Revenue	6	181,123	83,265
Cost of sales		(117,140)	(52,453)
Gross profit		63,983	30,812
Expenses
Salaries, wages and benefits		(27,595)	(13,257)
Share-based compensation	19	(4,879)	(129)
General and administration		(15,327)	(6,278)
Professional fees		(3,023)	(2,548)
Advertising and promotion		(3,444)	(429)
Depreciation and amortization	7,8,25	(23,565)	(6,798)
Impairment loss	8	(2,733)	(705)
Interest and bank charges		(2,091)	(577)
Total expenses		(82,657)	(30,721)
(Loss) income from operations		(18,674)	91
Other income (expenses)
Gain on disposal of assets	7, 8	3,306	-
Loss on extinguishment of debenture	15	(588)	(142)
Debt restructuring gain	15	1,145	-
Gain on extinguishment of financial liability		161	505
Gain on sale of marketable securities		-	3,808
Loss on revaluation of marketable securities		(547)	-
Finance and other costs	16	(13,042)	(10,009)
Loss on revaluation of derivative liability	5,15,20	(6,989)	(459)
Foreign exchange (loss) gain		(539)	81
Total other expenses		(17,093)	(6,216)
Loss before taxes		(35,767)	(6,125)
Current income tax expense	17	(1,970)	(236)
Deferred income tax recovery	17	2,700	7
Net loss		(35,037)	(6,354)
Other comprehensive loss
Translation difference on foreign subsidiary		(161)	(121)
Total comprehensive loss		(35,198)	(6,475)
Comprehensive (loss) income attributable to:
Owners of the Company		(35,878)	(7,089)
Non-controlling interest	28	680	614
Total comprehensive loss		(35,198)	(6,475)
Loss per share
Basic	21	(0.84)	(0.46)
Diluted	21	(0.84)	(0.46)

Subsequent Events (Note 29)

5

High Tide Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2019		26,283	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407
Fee paid in shares		860	-	-	-	-	-	860	-	860
Extinguishment of debentures		-	-	1,445	(1,445)	-	-	-	-	-
Warrants	20	-	(913)	1,011	-	-	-	98	-	98
Share-based compensation	19	-	-	129	-	-	-	129	-	129
Equity portion of convertible debentures		-	-	-	1,773	-	-	1,773	-	1,773
Cumulative translation adjustment		-	-	-	-	(121)	-	(121)	-	(121)
Prepaid Interest paid in shares		1,168	-	-	-	-	-	1,168	-	1,168
Purchase of minority interest - KushBar Inc.		500	-	-	-	-	(695)	(195)	187	(8)
Acquisition - 2680495 Ontario Inc.	5	1,048	-	-	-	-	-	1,048	-	1,048
Acquisition - Saturninus Partners	5	1,064	100	-	-	-	-	1,164	930	2,094
Acquisition - 102088460 Saskatchewan Ltd.	5	975	-	-	-	-	-	975	-	975
Asset acquisition		104	-	-	-	-	-	104	-	104
Conversion of convertible debentures		550	-	-	-	-	-	550	-	550
Comprehensive loss for the period		-	-	-	-	-	(6,968)	(6,968)	614	(6,354)
Opening balance, November 1, 2020		32,552	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723
Acquisition - Meta Growth	5	35,290	2,739	240	9,008	-	-	47,277	1,821	49,098
Acquisition - Smoke Cartel, Inc.	5	8,396	-	-	-	-	-	8,396	-	8,396
Acquisition - Fab Nutrition, LLC.	5	3,439	-	-	-	-	(3,722)	(283)	1,262	979
Acquisition - DHC Supply LLC	5	7,767	-	-	-	-	-	7,767	-	7,767
Acquisition - 102 Saskatchewan	5	2,018	-	-	-	-	-	2,018	-	2,018
Acquisition - DankStop	5	5,013	-	-	-	-	-	5,013	-	5,013
Acquisition - Blessed CBD	5	4,432	-	-	-	-	(4,324)	108	864	972
Escrow Share based consideration	5	9,670	-	-	-	-	(9,670)	-	-	-
Sale of controlling interest	7	-	-	-	-	-	-	-	(884)	(884)
Prepaid Interest paid in shares		1,458	-	-	-	-	-	1,458	-	1,458
Share-based compensation	19	-	-	4,879	-	-	-	4,879	-	4,879
Equity portion of convertible debentures		-	-	-	251	-	-	251	-	251
Exercise options	19	1,534	-	(332)	-	-	-	1,202	-	1,202
Warrants expired	20	-	(5,457)	5,457	-	-	-	-	-	-
Issued to pay fees in shares		467	-	-	-	-	-	467	-	467
Extension of convertible debenture		-	-	340	-	-	-	340	-	340
Conversion of convertible debentures		45,486	-	-	(10,365)	-	-	35,121	-	35,121
Warrants exercised	20	18,257	(2,110)	28	-	-	-	16,175	-	16,175
Cumulative translation adjustment		-	-	-	-	(161)	-	(161)	-	(161)
Shares and warrants issued through equity financing		38,566	7,617	-	-	-	-	46,183	-	46,183
Share issuance costs		(5,595)	2,139	-	-	-	-	(3,456)	-	(3,456)
Vesting of RSUs	19	154	-	(154)	-	-	-	-	-	-
Partner distributions		-	-	-	-	-	-	-	(500)	(500)
Comprehensive loss for the period		-	-	-	-	-	(35,717)	(35,717)	680	(35,037)
Balance, October 31, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004

6

High Tide Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$
Operating activities
Net loss		(35,037)	(6,354)
Adjustments for items not effecting cash
Income tax (recovery) expense		(730)	229
Accretion expense	16	5,686	3,663
Loan income		-	(131)
Fee for services and interest paid in shares and warrants	20	1,925	1,729
Acquisition costs paid in shares		-	678
Depreciation and amortization	7,8,25	23,565	6,798
Loss on revaluation of derivative liability	5,13,20	6,989	459
Loss on extinguishment of debenture	15	588	(3,666)
Debt restructuring gain	14	(1,145)	-
Impairment loss	8	2,733	705
Foreign exchange gain (loss)		539	(81)
Share-based compensation	19	4,879	129
Gain on disposal of assets	7,8	(3,306)	-
Gain on distinguishment of financial liability		(161)	(505)
Loss on revaluation of marketable securities		547	-
		7,072	3,653
Changes in non-cash working capital
Trade and other receivables		(1,629)	(458)
Inventory		(5,501)	1,951
Loans receivables		(1,675)	48
Prepaid expenses and deposits		(2,011)	1,186
Accounts payable and accrued liabilities		919	2,470
Net cash (used in) provided by operating activities		(2,825)	8,850

Investing activities
Net additions of property and equipment	7	(10,563)	(2,295)
Net additions of intangible assets	8	(150)	(474)
Proceeds from sale of marketable securities		-	1,700
Proceeds from sale of assets		2,455	-
Purchase of marketable securities		(507)	-
Cash paid for business combination, net of cash acquired	5	(19,728)	(2,234)
Net cash used in investing activities		(28,493)	(3,303)

Financing activities
Repayment of finance lease obligations		(11)	(6)
Proceeds from convertible debentures net of issue costs	15	980	8,855
Proceeds from equity financing		38,566	-
Proceeds from notes payable		4,000	200
Repayment of convertible debentures		(4,906)	(1,867)
Interest paid on debentures and loans		(2,464)	(2,260)
Lease liability payments	25	(7,449)	(3,191)
Repayment of notes payable		(2,690)	(560)
Share issuance costs		(5,595)	-
Warrants exercised		16,175	-
Options exercised		1,202	-
Net cash provided by financing activities		37,808	1,171

Net increase in cash		6,490	6,718
Cash, beginning of period		7,524	806
Cash, end of period		14,014	7,524

7

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The Company’s business could be adversely affected by the effects of the outbreak of novel coronavirus (“COVID-19”). Several significant measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workplace productivity, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital. Since the initial outset of the pandemic, the Company did not experience a significant decline in sales for most of the operating businesses.

2.   Basis of Preparation

A.	Statement of compliance

These consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS interpretations Committee (“IFRIC”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on February 2, 2022.

On May 13, 2021, the Company completed a one-for-fifteen (1:15) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 690,834,719 to 46,055,653. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation.

B.	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for stock options, warrants and certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.

C.	Currencies and Foreign Exchange

The Company’s consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”).

In preparing the Company’s consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other

8

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

C.	Currencies and Foreign Exchange (continued)

comprehensive income in the statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

D.	Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Company. Intra-group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
2686068 Ontario inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	80%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd.	80%	British Pound Sterling

3.	Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

A.	Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.

9

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)

Marketable securities

Marketable securities comprise of the Company’s investments in market equities in Canada and Australia. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recognized in the consolidated statement of loss and other comprehensive loss. Fair values for marketable securities are estimated using quoted market prices in active markets, obtained from securities exchanges. At the time securities are sold or otherwise disposed of, gains or losses are included in consolidated statement of loss and other comprehensive loss.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such items are written down to net realizable value.  Any write-downs of inventory to net realizable value are recorded in consolidated statement of loss and other comprehensive loss of the related year. Refer to Note 3B for further information.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are classified as construction in progress.  When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment, and depreciation on the item commences.

Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated useful lives:

Asset	Method	Useful life
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	25 years

When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in consolidated statement of loss and other comprehensive loss of the related year.

Assets under construction are not ready for use and are not depreciated.

Repairs and maintenance costs that do not improve or extend productive life are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.

Intangible assets

Intangible assets acquired separately are measured initially at cost and consists of software, brand names, and licenses. Following initial recognition, intangible assets with a definite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any.  Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition or a business combination are initially measured using an allocation of the purchase consideration using a relative fair value approach.

10

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)

Intangible assets (continued)

The useful lives of intangible assets are assessed as either finite or indefinite.  Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives, which for leases is the lower of the useful life of the asset, or the primary lease term, including renewals at the Company’s option, if any, as follows:

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Licenses	Straight-line	Remaining term of the lease
Brand names	-	Indefinite life

The estimated useful lives and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.  Intangible assets not yet available for use are not subject to amortization.

Intangible assets classified by the Company as having indefinite useful lives are comprised of brands from the ecommerce subsidiaries. The Company plans to use the brands for these different ecommerce entities indefinitely, as there is no foreseeable limit to the period over which the brands are expected to generate cash inflows for Company. Further, the Company will incur future expenditures to maintain these brands in order to maintain the standard of performance for each brand.

Goodwill

Goodwill arises on business combinations and is tested for impairment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is initially recognized as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequently, goodwill is measured at cost less accumulated impairment losses.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its property and equipment, right-of-use assets, and intangible assets with a definite useful life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any.

Goodwill and intangible assets with indefinite useful lives are tested annually and when circumstances indicate that the carrying amount may be impaired.

For impairment testing assets, excluding goodwill, are grouped together into the smallest group of assets, cash generating units (“CGUs”), that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Testing goodwill for impairment is determined by assessing the recoverable amount for each group of CGUs to which the goodwill relates.

An impairment loss is recognized for the amount by which the CGU or group of CGUs carrying amount exceeds its recoverable amount. The recoverable amount of the CGU or group of CGUs is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. The fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.

An impairment loss is recognized if the carrying amount of the CGU or group of CGUs exceeds its recoverable amount.

An impairment loss for property and equipment, and intangible assets with a definite useful life is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Impairment losses relating to goodwill cannot be reversed in future periods.

11

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

Revenue recognition

Revenue recognition is based on a 5-step approach, under IFRS 15, which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the consolidated financial statements is disaggregated into cannabis and CBD, consumption accessories, data analytics services and other revenue.

Recognition

The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:

For performance obligations related to merchandise sales, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs, with the exception of bill and hold arrangements as noted below. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.

For performance obligations related to franchise contracts and data analytics contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.

Identification of performance obligations

Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.

Transaction price

In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.

Allocation of transaction price to performance obligations

The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. Where contracts do not specify amounts for individual performance obligations, the Company estimates the amount of the transaction price to allocate to individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

12

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Satisfaction of performance obligations

The satisfaction of performance obligations requires management to make judgment as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition.

Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standard shipping practices, in determining when this transfer occurs.

Merchandise sales

Revenue consists of sales to customers through the Company’s network of retail stores, ecommerce platforms and through the wholesale distribution arm. Merchandise sales through retail stores are recognized at the time of delivery to the customer, which is generally at the point of sale. Merchandise sales through the Company’s e-commerce platforms and wholesale distribution arm are recognized upon date of receipt by the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location (FOB destination).

Data Analytics revenue

The Company earns revenue by providing data analytics services. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer at the end of calendar month. Data analytics revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

Other revenue

The Company earns variable royalty income from its franchisees. The variable royalty income is calculated at an agreed rate on the revenue earned by franchisees. Royalty revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

The Company earns revenue by providing retail management services. The performance obligation is fulfilled when the agreed upon management services are completed on a monthly basis by the Company. Management fee revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

Sales returns

The Company does allow returns. Defective products or products that get damaged upon shipping by the Company are considered for exchanges or refunds. Due to negligible amount of returns the Company does not record any provision for returns.

Consignment and principal versus agent considerations

IFRS 15 focuses on recognizing revenue as an entity transfers control of a good or service to a customer which could affect how an entity evaluates its position in a transaction as either a principal or an agent. The standard provides that an entity is a principal in a transaction if it controls the specified goods or services before they are transferred to the customer. The Company has entered into an arrangement whereby assets are transferred by the Company to another party (a “Consignee”) for storage. The Company continues to act in the capacity of the principal as evidenced by the Company’s ability to control the assets until the sale of the product to an external customer.

Drop shipment and principal verse agent considerations

In the merchandise sales transactions completed by some of the ecommerce platforms, the Company utilizes its drop-shipment technology to complete the transaction. Drop-shipment allows for customers to make a purchase through the Company’s ecommerce website which is fulfilled by a third-party supplier. The Company is the principal in the transaction, as the price setting, risks of shipment of the merchandise and provision of refunds is the responsibility of the Company.

13

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)

Taxes

Tax expense is comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.

Current tax

Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-based payments

The fair value of stock options and restricted share units (“RSU”), here-after referred to collectively as “options”, issued to directors, officers and consultants under the Company’s stock option plan and RSU plan are estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. On the exercise of options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

The fair value of options issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of advisor options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

Where options are cancelled, it is treated as if the options had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately.  However, if a new option is substituted for the cancelled option and is designated as a replacement option on the date that it is granted, the cancelled and the new options are treated as if they were a modification of the original option.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.  Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

14

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by Chief Operating Decision Maker (“CODM”), the Company’s executive management, to make decisions about resources to be allocated to the segments and assess their performance. Segment results that are important to executive management generally include items directly attributable to a segment.

Leases

At the lease possession date, the Company recognizes a lease liability reflecting its obligation for future lease payments and a right of use asset representing its right to use the underlying asset.

Right of use assets are presented in the consolidated statement of financial position and are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are amortized on a straight-line basis over the lease term. The Company also assesses the right of use asset for impairment when such indicators exist.

Lease liabilities are presented in the consolidated statement of financial position and are measured at the present value of future lease payments discounted at the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments and variable lease payments that are based on an index or rate. Accretion expense is recognized on lease liabilities using the effective interest method.

Leases that are subleased to a third party are presented on the statement of financial position as a net investment lease. Upon entering into a sublease agreement, the Company immediately de-recognizes the related right of use asset and recognizes a net investment lease. Net investment leases are measured at cost, which includes the present value of the lease at the time of inception of the sublease. Any differences between the right of use asset and the net investment lease are recognized in the statement of consolidated loss and other comprehensive loss. Interest income related to the sublease is recognized in the consolidated statement of loss and comprehensive loss.

The Company has elected to account for short-term leases and leases of low value assets using the practical expedients. Instead of recognizing a right-of-use-asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Asset acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition.  Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.  Asset acquisitions do not give rise to goodwill.

15

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

I.	Classification and Measurement

The following table summarizes the classification of the Company’s financial instruments under IFRS 9 Financial Instruments (“IFRS 9”)

Financial Instrument	IFRS 9 Classification
Cash	Amortized cost
Accounts receivable	Amortized cost
Loans receivable	Amortized cost
Promissory note receivable	Fair value through profit or loss
Marketable securities	Fair value through profit or loss
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost
Convertible debt	Amortized cost
Derivative liability	Fair value through profit or loss
Contingent consideration	Fair value through profit or loss

Financial assets

Based on the Company’s assessment of its business model and for the purposes of subsequent measurement, financial assets are classified into two categories:

●The Company’s cash, trade receivables, and loans receivable are subsequently measured at amortized cost. These are assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
●The Company’s convertible promissory loan and marketable securities are subsequently measured at fair value through profit or loss. The convertible promissory loan included a conversion feature and failed the solely payment of principle and interest (“SPPI”) test, and therefore is required to be subsequently measured through profit or loss.

Financial assets measured at amortized cost are measured at cost using the effective interest method.

Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or when the Company has transferred its rights to receive cash flows from the financial asset.

Financial liabilities

The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:

●The Company’s accounts payables, notes payable, and convertible debt are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in the consolidated statement of loss and comprehensive loss.
●The Company’s derivative liabilities and contingent liabilities are subsequently measured at fair value with changes in fair value and interest expense recognized in the consolidated statement of loss and comprehensive loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of loss and comprehensive loss.

16

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Summary of significant accounting policies (continued)
II.	Impairment of Financial Assets

At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss (“ECL”) model. For financial assets measured at amortized cost, the ECL model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.

The Company measures its trade receivables using the simplified approach. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on life time ECLs at each reporting date. The Company has established a provision matrix based on its historical credit loss experience adjusted for forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography).

The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables. ECLs are measured based all possible default events over the expected life of a financial instrument (“lifetime ELCs”).

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

For those Canadian subsidiaries that did experience a decline in sales, the Company applied for the Canada Emergency Wage Subsidy, a government grant offered by the Canadian Government to assist Companies impacted by COVID-19.  During, the year ended October 31, 2021, the Company received $1,470 in Canada Emergency Wage Subsidy, which has been offset against wages and salaries in the consolidated statements of net loss.

B.	Current Accounting Policy Changes

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company applied the new framework in the year ended October 31, 2021 to determine whether businesses acquired within the year met the definitions of a business, such that the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

Costs Necessary to Sell Inventories (IAS 2) Agenda Decision

At its June 2021 meeting, the IFRS Interpretations Committee finalized an agenda decision about the costs an entity includes as the ‘estimated costs necessary to make the sale’ when calculating net realizable value of inventories, which is used in determining if inventory balances are impaired. The Committee concluded that when determining the net realizable value of inventories, an entity estimates the costs necessary to make the sale in the ordinary course of business, which requires the exercise of judgement. The Company assessed the impact of costs included in the ‘estimated costs necessary to make the sale’ as comprehensive of all related costs, and no significant changes to the Company’s policies were required.

17

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

B.	Current Accounting Policy Changes (continued)

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

In August 2020, the IASB commenced Phase 2 of the Interest Rate Benchmark Reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free rate (“RFR”). The amendments include the following practical expedients:

-	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest
-	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
-	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Company. The Group intends to use the practical expedients in the future periods if they become applicable.

4. Significant accounting judgement, estimates and assumptions

Use of estimates & accounting judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, and shareholders’ equity at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

A.	Use of estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company’s accounts receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.

Inventory valuation

Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior, and fluctuations in inventory levels.

Estimated useful lives, residual values and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgement.

Estimated useful lives of intangibles

Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgement.

18

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Use of estimates (continued)

Fair value of financial instruments

The individual fair values attributed to different components of a financing transaction are determined using valuation techniques.  The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost.  These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use (“VIU”). The fair value less costs of disposal calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The estimated future cash flows are derived from management estimates, budgets and past performance and do not include activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or

Business combinations (continued)

management develop the fair value, using approximate valuation techniques, which are generally based on a forecast of the total expected future cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

19

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

B.	Use of estimates (continued)

Measurement of share-based payments, warrants, stock options, and restricted share units

In calculating the value of share-based payments, warrants, stock options, and restricted share units (“RSUs”) key estimates such as the value of the common shares, the rate of forfeiture, the expected life, the volatility of the value of the Company’s common shares and the risk-free interest rate are used.

C.	Judgements

Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regards to the generation of cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the Company, this is store level for bricks and mortar retail sales and subsidiaries for ecommerce.

For the purposes of assessing impairment for goodwill, the Company groups CGUs on the basis of which CGUs utilize and benefit from the goodwill acquired in the business combinations.

Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgement.  Where an acquisition is classified as a business combination or an asset acquisition can have a significant impact on the entries made on and after the acquisition. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using approximate valuation techniques, which are generally based on a forecast of the total expected future cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and

Business combinations and asset acquisitions (continued)

any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.

Consolidation

The determination of which entities require consolidation is subject to management judgement regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

Contingencies

Management uses judgement to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgement to assess the likelihood of the occurrence of one or more future events.

Derivative liability

Management applies judgement in determining the fair value of the derivative liability associated with warrants by applying assumptions and estimates using the Black-Scholes valuation model. These assumptions and estimates require a high degree of judgement and a change in these estimates may result in a material effect to the consolidated financial results.

Put Obligations

Management applies judgement in determining the estimated future cashflows of the subsidiary to determine the forecasted trailing 12-month EBITDA and revenue used in the fair value calculation of the put obligations related to the business combinations for Fab Nutrition LLC and Enigmaa Ltd. These assumptions and estimates require a high degree of judgement and a change in these estimates may result in a material effect to the consolidated financial results.

20

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

5.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	Meta Growth Corp. Acquisition

Total consideration	$
Common shares	35,290
Conversion feature of convertible debt	9,008
Warrants	2,739
Options	86
Restricted stock units	154
47,277
Purchase price allocation
Cash and cash equivalents	10,209
Trade and other receivables	2,015
Inventory	3,547
Prepaid expenses	2,479
Marketable securities	635
Notes receivable	262
Property and equipment	6,849
Loan receivable	756
Intangible assets - license	30,900
Right of use asset	12,490
Goodwill	32,247
Non-controlling interest	(1,821)
Accounts payable and accrued liabilities	(6,336)
Deferred tax liability	(1,933)
Lease liability	(12,887)
Convertible debenture	(18,809)
Notes payable	(13,326)
47,277

On November 18, 2020, the Company closed the acquisition of 100% of the outstanding common shares of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares“) received 0.824 (the “Exchange Ratio“) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares pre-consolidation (13,070,907 post-consolidation shares), resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, right of use asset, non-controlling interest, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Meta Growth accounted for $63,016 in revenues and $11,451 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $3,422 in revenues and an increase of $401 in net loss for the year ended October 31, 2021. The Company also incurred $1,359 in transaction costs, which have been expensed to finance and other costs during the period.

21

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

B.	Smoke Cartel, Inc. Acquisition

Total consideration	$
Cash	2,512
Common shares	8,396
Contingent consideration	1,319
12,227
Purchase price allocation
Cash and cash equivalents	1,680
Intangible assets - Brand	3,820
Intangible assets - Software	7,217
Goodwill	2,594
Accounts payable and accrued liabilities	(1,093)
Deferred Tax Liability	(1,991)
12,227

On March 24, 2021, the Company closed the acquisition of 100% of the outstanding common shares of Smoke Cartel Inc. (“Smoke Cartel”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 9,540,754 common shares of High Tide pre-consolidation (636,050 post-consolidation shares), having an aggregate value of $8,396; (ii) $2,512 in cash; and (iii) a contingent consideration depending on certain revenue targets being achieved by December 31, 2021. Contingent consideration of $1,319 was calculated using Monte Carlo simulation due to the uncertain nature of the potential future revenues of the Company. During the year, the Company finalized the future obligation owed and recorded a loss on the contingent consideration of $1,671 through profits and loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Smoke Cartel accounted for $7,535 in revenues and $52 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $5,846 in revenues and a decrease of $743 in net loss for the year ended October 31, 2021. The Company also incurred $97 in transaction costs, which have been expensed to finance and other costs during the period.

22

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

C.	2686068 Ontario Inc. Acquisition

Total consideration	$
Cash	5,980
5,980
Purchase price allocation
Cash and cash equivalents	3
Inventory	120
Property and equipment	274
Intangible assets - license	5,627
Right of use asset	1,148
Goodwill	1,611
Lease liability	(1,148)
Accounts payable and accrued liabilities	(164)
Deferred Tax Liability	(1,491)
5,980

On April 28, 2021, the Company closed the acquisition of 100% of the outstanding common shares of 2686068 Ontario Inc. (“2686068”). Pursuant to the terms of the Arrangement, the consideration was comprised of $5,980 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business. For the year ended October 31, 2021, 2686068 accounted for $1,117 in revenues and $1,407 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $1,107 in revenues and an increase of $123 in net loss for the year ended October 31, 2021.

23

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

D.	Fab Nutrition, LLC. Acquisition

Total consideration	$
Cash	15,193
Common Shares	3,439
18,632
Purchase price allocation
Cash and cash equivalents	642
Accounts receivable	125
Inventory	403
Property and equipment	22
Intangible assets - brand	7,801
Goodwill	13,584
Accounts payable and accrued liabilities	(552)
Deferred tax liability	(2,131)
Non-controlling interest	(1,262)
18,632

On May 10, 2021, the Company closed the acquisition of 80% of the outstanding common shares of Fab Nutrition, LLC. (“FABCBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) $15,193 in cash; and (ii) 6,151,915 pre-consolidation common shares of High Tide (410,128 post-consolidation), having an aggregate value of $3,439.

In connection with the acquisition agreement, 9,679,778 pre-consolidation common shares of the Company (645,319 post-consolidation) were placed in escrow for a period of 24 months. Every 6 months 25% of escrow shares are released to the minority shareholder of FABCBD. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $3,722. For the year ended October 31, 2021, the Company recognized $1,084 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of working capital. The goodwill acquired is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, FABCBD accounted for $4,746 in revenues and $640 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,790 in revenues and a decrease of $306 in net loss for the year ended October 31, 2021. The Company also incurred $872 in transaction costs, which have been expensed to finance and other costs during the period.

24

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

E.	DHC Supply LLC. Acquisition

Total consideration	$
Cash	4,045
Common Shares	7,767
11,812
Purchase price allocation
Cash and cash equivalents	1,054
Trade and other receivables	66
Inventory	1,270
Prepaid expenses	18
Property and equipment	10
Intangible assets - brand	2,671
Goodwill	8,201
Right of use asset	592
Lease liability	(592)
Accounts payable and accrued liabilities	(1,478)
11,812

On July 6, 2021, the Company closed the acquisition of 100% of the outstanding common shares of DHC Supply LLC. (“DHC”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 839,820 post-consolidation commons shares of High Tide (12,597,300 pre-consolidation), having an aggregate value of $7,767; (ii) $4,045 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, DHC accounted for $3,399 in revenues and $14 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,513 in revenues and an increase of $301 in net loss for the year ended October 31, 2021.

25

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

F.	102105699 Saskatchewan Ltd. Acquisition

Total consideration	$
Cash	698
Common Shares	2,018
2,716
Purchase price allocation
Cash and cash equivalents	7
Trade and other receivables	7
Inventory	46
Prepaid expenses	55
Property and equipment	136
Intangible assets - license	879
Goodwill	1,966
Right of use asset	691
Lease liability	(691)
Accounts payable and accrued liabilities	(143)
Deferred tax liability	(237)
2,716

On August 6, 2021 the Company closed the acquisition of 100% of the issued and outstanding common shares of 10210569 Saskatchewan Ltd. (“OneLeaf”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 254,518 post-consolidation common shares of High Tide, having an aggregate value of $2,018; and (ii) $698 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, OneLeaf accounted for $90 in revenues and $83 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $254 in revenues and an increase of $72 in net loss for the year ended October 31, 2021.

26

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

G.	DS Distribution Acquisition

Total consideration	$
Common Shares	5,013
5,013
Purchase price allocation
Cash and cash equivalents	115
Inventory	160
Prepaid expenses	158
Property and equipment	69
Intangible assets - brand	1,375
Goodwill	4,384
Right of use asset	299
Lease liability	(299)
Accounts payable and accrued liabilities	(863)
Deferred tax liability	(385)
5,013

On August 12, 2021 the Company closed the acquisition of 100% of all the issued and outstanding common shares of DS Distribution Inc. (“DankStop”). Pursuant to the terms of the Arrangement, the consideration was comprised of 612,087 post-consolidation shares of High Tide, having an aggregate value of $5,013.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, DankStop accounted for $380 in revenues and $117 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $6,473 in revenues and an decrease of $311 in net loss for the year ended October 31, 2021.

27

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

H.	Blessed CBD Acquisition

Total consideration	$
Cash	7,165
Common Shares	4,432
Working capital adjustment	1,086
12,683
Purchase price allocation
Cash and cash equivalents	2,155
Trade and other receivables	472
Inventory	293
Property and equipment	19
Intangible asset - brand	3,884
Goodwill	9,225
Accounts payable and accrued liabilities	(1,530)
Deferred tax liability	(971)
Non-controlling interest	(864)
12,683

On October 19, 2021, the Company closed the acquisition of 80% of the issued and outstanding common shares of Enigmaa Ltd. (“Blessed CBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 607,064 post-consolidation shares of High Tide, having an aggregate value of $4,432; (ii) $7,165 in cash, and (iii) and working capital adjustment of $1,086.

In connection with the acquisition agreement, 529,487 post-consolidation common shares of the Company were placed in escrow for a period of 24 months. Every 12 months 50% of escrow shares are released to the minority shareholder of Blessed CBD. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in Blessed CBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Consolidated Statements of Financial Position, at its fair value at acquisition of $4,323 assuming a risk-free rate of 7.5% and an exercise date of October 19, 2022. For the year ended October 31, 2021, the Company recognized $9 as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price is provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes, the allocation of goodwill and the non-controlling interest. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2021, Blessed CBD accounted for $296 in revenues and $130 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $10,083 in revenues and a decrease of $2,382 in net loss for the year ended October 31, 2021. The Company also incurred $360 in transaction costs, which have been expensed to finance and other costs during the period.

28

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

I.	Saturninus Partners Acquisition (Prior year)

Total consideration	$
Common shares	1,064
Warrants	100
Contingent consideration	108
1,272
Purchase price allocation
Cash and cash equivalents	414
Inventory	584
Property and equipment	538
Intangible asset - license	2,865
Right of use asset	410
Goodwill	342
Accounts payable and accrued liabilities	(1,091)
Lease liability	(410)
Notes payable	(690)
Non-controlling interest	(930)
Deferred tax liability	(760)
1,272

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. As consideration for the transaction, the Company issued to nominees of the partners of the partnership an aggregate of 5,319,149 common shares of the Company, as well as common share purchase warrants to purchase up to an aggregate of 3,750,000 shares of the Company. Each warrant entitles the holder to acquire one share at an exercise price of $0.40 per share for a period of two years from the date of issuance. In addition, for a period of 2 years following the closing date, one of the outgoing partners will be entitled to receive, from the Company, a royalty of 1% of the gross revenues of the Sudbury store. Contingent consideration was calculated using the present value of expected payment, discounting using 22% discount rate. The expected payment of $176 is determined by considering the 1% share of forecasted revenue. Non-controlling interests (“NCI”) are recognized at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis.

29

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

6.	Revenue from Contracts with Customers

For the year ended October 31	2021	2020	2021	2020	2021	2020	2021	2020
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
							$	$
Primary geographical markets (i)
Canada	147,080	64,406	3,302	3,596	87	373	150,469	68,375
USA	25,845	9,940	3,889	4,315	-	-	29,734	14,255
International	920	635	-	-	-	-	920	635
Total revenue	173,845	74,981	7,191	7,911	87	373	181,123	83,265

Major products and services
Cannabis and CBD	132,788	58,320	-	-	-	-	132,788	58,320
Consumption accessories	26,798	13,554	7,139	7,541	-	-	33,937	21,095
Data analytics services	12,202	2,185	-	-	-	-	12,202	2,185
Other revenue	2,057	922	52	370	87	373	2,196	1,665
Total revenue	173,845	74,981	7,191	7,911	87	373	181,123	83,265

Timing of revenue recognition
Transferred at a point in time	173,845	74,981	7,191	7,911	87	373	181,123	83,265
Total revenue	173,845	74,981	7,191	7,911	87	373	181,123	83,265

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

30

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

7.	Property and Equipment

	Office equipment	Leasehold
	and computers	improvements(iii)	Vehicles	Buildings	Total
Cost	$	$	$	$	$
Balance, October 31, 2019	452	10,505	167	2,800	13,924
Additions	306	1,989	-	-	2,295
Additions from business combinations	31	1,180	-	-	1,211
Impairment loss	(11)	(694)	-	-	(705)
Balance, October 31, 2020	778	12,980	167	2,800	16,725
Additions	626	9,923	14	-	10,563
Additions from business combinations	1,857	5,516	5	-	7,378
Disposal (i) (ii)	(146)	(1,061)	(170)	-	(1,377)
Impairment loss (iv)	(4)	(129)	-	-	(133)
Foreign currency translation	(11)	(5)	-	-	(16)
Balance, October 31, 2021	3,100	27,224	16	2,800	33,140

Accumulated depreciation
Balance, October 31, 2019	127	1,265	148	2	1,542
Depreciation	125	1,953	10	10	2,098
Balance, October 31, 2020	252	3,218	158	12	3,640
Depreciation	1,044	4,192	9	44	5,289
Disposal (i) (ii)	(89)	(291)	(158)	-	(538)
Foreign currency translation	(2)	(5)	-	-	(7)
Balance, October 31, 2021	1,205	7,114	9	56	8,384

Balance, October 31, 2020	526	9,762	9	2,788	13,085
Balance, October 31, 2021	1,895	20,110	7	2,744	24,756

(i)

During the year ended October 31, 2021, the Company sold it’s 49% interest in two of the joint ventures under META that each operate as a retail cannabis store in Manitoba. The Company has recognized $647 as a gain on the sale.

(ii)

On July 15, 2021, the Company completed the sale of three of its KushBar retail cannabis stores to Halo Collective Inc. (“Halo” formerly Halo Labs Inc.) for total gross proceeds of $5,700. In the prior year, the Company was paid a deposit of $3,500 by way of issuance of 13,461,538 common shares of Halo at a deemed price of $0.26 per common share.  During the fiscal year 2020, the Company had sold those shares and received a net amount of $1,700. On the date of close, July 15, 2021, the Company received a convertible promissory note (Note 11) issued by Halo Collective Inc. in the principal amount of $1,800 with a conversion rate of $0.16 per pre-consolidated Halo common share. The promissory note is recorded at a fair value through profit and loss of $1,522 based on risk adjusted discount rate of 15%. For the year ended October 31, 2021, the Company recognized $2,654 as a gain on the sale of assets.

(iii)	During the year ended October 31, 2021, there were additions of $2,170 (2020 - $1,020) in assets under construction, largely related to cannabis retail locations not yet in operation.
(iv)

During the year ended October 31, 2021, the Company identified two locations from the Meta acquisition that would not be operated due to market pressures and increased competition, which resulted in an impairment of $133.

31

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

8.	Intangible Assets and Goodwill

	Software	Licenses	Lease Buyout	Brand Name	Goodwill	Total
Cost	$	$	$	$	$	$
Balance, October 31, 2019	1,848	2,594	2,557	1,539	4,466	13,004
Transition adjustment - IFRS 16	-	-	(2,557)	-	-	(2,557)
Additions	474	-	-	-	-	474
Additions from business combinations	-	7,382	-	-	1,896	9,278
Foreign currency translation	(40)	-	-	(37)	(301)	(378)
Balance, October 31, 2020	2,282	9,976	-	1,502	6,061	19,821
Additions	150	-	-	-	-	150
Additions from business combinations	7,217	37,406	-	19,552	73,812	137,987
Disposals (i)	-	(1,230)	-	-	-	(1,230)
Impairment loss	-	(1,390)	-	-	-	(1,390)
Foreign currency translation	(186)	-	-	21	73	(92)
Balance, October 31, 2021	9,463	44,762	-	21,075	79,946	155,246

Accumulated depreciation
Balance, October 31, 2019	111	75	191	-	-	377
Transition adjustment - IFRS 16	-	-	(191)	-	-	(191)
Amortization	495	1,113	-	-	-	1,608
Balance, October 31, 2020	606	1,188	-	-	-	1,794
Amortization	1,215	10,161	-	-	-	11,376
Disposals (i)	-	(160)	-	-	-	(160)
Foreign currency translation	(44)	-	-	-	-	(44)
Balance, October 31, 2021	1,777	11,189	-	-	-	12,966

Balance, October 31, 2020	1,676	8,788	-	1,502	6,061	18,027
Balance, October 31, 2021	7,686	33,573	-	21,075	79,946	142,280

(i)

During the year ended October 31, 2021, the Company sold it’s 49% interest in one of the joint ventures under META that operates as a retail cannabis store in Manitoba, resulting in a loss of control. As a result of the loss in control, the Company has deconsolidated all net assets related to the joint venture and derecognized related non-controlling interest of $892 for the year ending October 31, 2021, and recognized $343 as a gain on the sale.

The carrying values of goodwill and intangible assets with indefinite lives are tested for impairment annually. The Company completed its annual impairment tests as of October 31, 2021 and has included a summary of key inputs below for each CGU to which goodwill and indefinite life intangibles have been allocated.

For all impairment tests performed for the year ended October 31, 2021, the Company completed the testing using the Fair Value Less Costs to Sell model (“FVLCS”). The fair value calculation requires level 3 inputs such as forecasted future cashflows of the Company’s cash generating units (“CGU”) over a period of one year, growth rate percentages and terminal growth rates.

Goodwill

At October 31, 2021, the Company completed impairment testing over the group of CGUs to which goodwill had been allocated. Goodwill arising from business combinations is allocated either to the bricks and mortar retail locations (CGUs) or to ecommerce retail subsidiaries (CGUs), as each group of CGUs benefit from synergies created through these business combinations based on whether they are retail locations or ecommerce platforms.

Included in the CGU group for bricks and mortar are all retail locations in addition to the acquisitions of Dreamweaver, MK Light, Jasper Ave, 102088460 Saskatchewan Ltd., 2680495 Ontario Inc., Saturninus Partners, META, 2686068 Ontario Inc., 102105699 Saskatchewan Ltd. Total goodwill allocated to this group of CGUs for the year ended October 31, 2021 is $39,537.

Included in the CGU group for ecommerce are all of the ecommerce subsidiaries including the acquired subsidiaries Grasscity, Smoke Cartel, FABCBD, DHC, DSD, and Blessed CBD. The goodwill allocated to this group of CGUs for the year ended October 31, 2021 is $44,262.

32

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

8.	Intangible Assets and Goodwill (continued)

Bricks and mortar retail

The recoverable amount of the group of CGUs included in bricks and mortar retail, was determined based on a FVLCS model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by senior management. Revenue for years after the first year are forecasted at a growth rate of 2%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 4.8% – 14.8% over the 5 years; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2020 - $nil).

Ecommerce retail

The recoverable amount of the group of CGUs included in ecommerce retail, was determined based on a FVLCS model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by senior management. Revenue for the years after the first year are forecasted at a growth rate of 3%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 20.1% – 21.6% over the 5 years; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2020 - $nil).

Indefinite life intangible assets

Each CGU that has indefinite life intangible assets were also included in the annual impairment testing. The recoverable amount of the CGU was determined based on a FVLCS model.

Grasscity:

Indefinite life intangible assets, with a carrying value of $1,438 at October 31, 2021, were allocated to the Grasscity CGU. The Company performed its annual impairment test at October 31, 2021 and the recoverable amount of the Grasscity CGU was determined based on FVLCS.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by senior management. Revenue for the years after the first year are forecasted at a growth rate of 3%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) of 10.3%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Grasscity CGU, which did not result in an impairment (2020 - $nil).

33

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

8.	Intangible Assets and Goodwill (continued)

Smoke Cartel:

Indefinite life intangible assets, with a carrying value of $3,766 at October 31, 2021, were allocated to the Smoke Cartel CGU. The Company performed its annual impairment test at October 31, 2021, and the recoverable amount of the Smoke Cartel CGU was determined based on FVLCS.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by Senior management. Revenue for the years after the first year are forecasted at a growth rate of 3%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 11.7% – 13.4% over the 5 years; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Smoke Cartel CGU, which did not result in an impairment (2020 - $nil).

FABCBD:

Indefinite life intangible assets, with a carrying value of $7,988 at October 31, 2021, were allocated to the FABCBD CGU. The Company performed its annual impairment test at October 31, 2021 and the recoverable amount of the FABCBD CGU was determined based on FVLCS.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by Senior management. Revenue for the years after the first year are forecasted at a growth rate of 3%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 23.7% – 26% over the 5 years; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the FABCBD CGU, which did not result in an impairment (2020 - $nil).

Daily High Club:

Indefinite life intangible assets, with a carrying value of $2,658 at October 31, 2021, were allocated to the DHC CGU. The Company performed its annual impairment test at October 31, 2021 and the recoverable amount of the DHC CGU was determined based on FVLCS.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by Senior management. Revenue for the years after the first year are forecasted at a growth rate of 3%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 5.2% – 7.1% over the 5 years; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the DHC CGU, which did not result in an impairment (2020 - $nil).

34

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

8.	Intangible Assets and Goodwill (continued)

DankStop:

Indefinite life intangible assets, with a carrying value of $1,359 at October 31, 2021, were allocated to the DankStop CGU. The Company performed its annual impairment test at October 31, 2021 and the recoverable amount of the DankStop CGU was determined based on FVLCS.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by Senior management. Revenue for the years after the first year are forecasted at a growth rate of 3%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 16.4% – 21% over the 5 years; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the DankStop CGU, which did not result in an impairment (2020 - $nil).

Blessed CBD:

Indefinite life intangible assets, with a carrying value of $3,866 at October 31, 2021, were allocated to the Blessed CBD CGU. The Company performed its annual impairment test at October 31, 2021 and the recoverable amount of the Blessed CBD CGU was determined based on FVLCS.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were based on forecasted projections from the annual financial budget approved by Senior management. Revenue for the years after the first year are forecasted at a growth rate of 5%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 35.1% to 54.8%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Blessed CBD CGU, which did not result in an impairment (2020 - $nil).

Finite life intangible assets

For the year-ended October 31, 2021, the Company performed indicator assessments over CGUs with property and equipment, right-of-use assets, and finite intangible assets, over ten retail locations (CGUs) to determine if impairment indicators existed at the reporting date. The Company identified one CGU as potentially impaired, the 2686068 Ontario Inc. retail location, where the financial performance was declining monthly due to market pressures and increased competition. The Company calculated the recoverable amount of this CGU using the FVLCS model.

2686068 Ontario Inc.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first 2 years, revenues were based on forecasted projections from the annual financial budget approved by senior management. Revenue for the years after the second year are forecasted at a growth rate of 15%; Average forecasted earnings before interest, tax, depreciation, and amortization (“EBITDA”) ranged from 6% to 8% over the 5 years; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 13% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value of the 2686068 Ontario Inc. CGU, which resulted in an impairment of $1,390 (2020 - $nil).

35

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

8.	Intangible Assets and Goodwill (continued)

Key assumptions used in the FVLCS calculation and sensitivity to changes in assumptions

The calculation of the fair value less costs to sell calculations for all of the impairment tests are most sensitive to the following assumptions:

-	Discount Rates – discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rates are derived from third party analyst reports. An increase in the discount rate by 2% would result in impairment in the goodwill allocated to the ecommerce group of CGUs, a Lethbridge, AB retail location and a Calgary, AB retail location. For 2686068 Ontario Inc., an increase in the discount rate by 2% would result in additional impairment in the intangible assets with a finite life.

Key assumptions used in the FVLCS calculation and sensitivity to changes in assumptions (continued):

-	Growth rates used to extrapolate cash flows during the forecasted period – growth rates are based on Senior Management’s expectations for future growth given the nature of the business, industry research and statistics, and for bricks and mortar CGUs, the location of retail stores. A decrease in the growth by 1% would result in impairment in the goodwill allocated to the ecommerce group of CGUs. For 2686068 Ontario Inc., a decrease in the growth rate by 1% would result in additional impairment in the intangible assets with a finite life.

9.	Prepaid expenses and deposits

	October 31, 2021	October 31, 2020
	$	$
Deposits on cannabis retail outlets	996	809
Prepaid insurance and other	3,352	311
Prepayment on inventory	4,252	2,759
Total	8,600	3,879
Less current portion	(6,919)	(3,070)
Long-term	1,681	809

10. Inventory

As at	October 31, 2021	October 31, 2020
	$	$
Finished goods	17,569	5,992
Provision for obsolescence	(527)	(290)
Total	17,042	5,702

36

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

11. Note receivable

As at	October 31, 2021	October 31, 2020
	$	$
Term loan (i)	233	304
Loans receivable (ii)	1,242	-
Promissory note receivable (iii)	1,522	-
Total	2,997	304
Less current portion	(277)	(74)
Long-term	2,720	230

(i)

Term loan is due from franchisees and relates to acquisitions of the sub-lease location from the Company and initial inventory. The term loan is secured by promissory notes, which bear interest of 6.95% per annum and requires blended payments of principal and interest between $6 and $8 monthly. The Company maintains the head lease of a franchisee location.

(ii)

Included in loans receivable, as part of the acquisition of META, the Company acquired a loan receivable of $1,064 that was advanced to one of the winners of the Ontario cannabis lottery for new cannabis retail locations in Guelph, Scarborough and Toronto to fund the build out and start-up operations of the retail locations. Pursuant to the terms of the agreement, the loan has an interest rate of 3% per annum. The principal balance is due and payable on the fifth anniversary date of the loan.

(iii)

As part of total consideration received for the sale of the KushBar assets, a promissory note receivable was issued to the Company in the amount of $1,800. The note has a two year term and bears an interest rate of 6% per annum payable monthly with a maturity date of July 23, 2023. The Company has the option to convert this note into common shares of Halo for $0.16 per share pre-consolidated. The note fails the SPPI due to the conversion feature of the promissory note, therefore this note will be subsequently recognized at fair value through profit or loss. The note has been recorded at its fair value of $1,522 using a discount rate of 15% over 2 years.

12.	Trade and other receivables

As at	October 31, 2021	October 31, 2020
	$	$
Trade accounts receivable	6,494	2,673
Sales tax receivable	681	188
Total	7,175	2,861

13. Derivative Liability

On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. In connection with the loan agreement, the Company also issued common share purchase warrants, that hold a cashless exercise feature, such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire fifteen shares at an exercise price of $3.83 per share for two years from the date of issuance. As share purchase warrants are exercised by Windsor, the Company revalues the remaining fair value of the derivative liability associated, through the Black-Scholes model and the following assumptions were used: stock price of $6.72; expected life of 1.17 years; $nil dividends; expected volatility of 70%; exercise price of $3.83; and a risk-free interest rate of 0.1%. The Company recorded a fair market value of the Windsor derivative liability of $1,693 at October 31, 2021 ($266 – October 31, 2020).

On May 9, 2021 the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. On October 31, 2021, the Company revalued the fair value of the put option and recognized an unrealized gain of $1,084 in the consolidated statements of loss and comprehensive loss.

37

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

13. Derivative Liability (continued)

On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed not acquired upon initial acquisition. The initial obligation under the put option was valued at $4,323 assuming a risk-free rate of 7.5% and an exercise date of October 19, 2022. On October 31, 2021 the company revalued the fair value of the put options and recognized an unrealized gain of $9 in the consolidated statements of loss and comprehensive loss.

14.	Notes Payable

A.	Notes Payable with Third Parties

On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During the year ended October 31, 2021, the Company incurred accretion of $40 (2020 - $40).

On June 26, 2019, the Company purchased a building in Niagara, Ontario, for the purpose of opening a licensed retail cannabis store. The consideration for the building consisted of $754 in cash, out of which $54 was legal fees, a $1,600 vendor take back loan, and $300 paid in shares.  The loan had a twelve-month term and bear an interest rate of 5.5% per annum payable monthly with a maturity date of June 30th, 2020. On July 16, 2020, the Company extended the loan through Windsor Private Capital (“Windsor”), a Toronto-based merchant bank. The extended loan has a seventeen - month term and bears an interest rate of 10% per annum payable monthly with a maturity date of December 30th, 2021.  The Company also incurred $43 in transaction costs, which will be expensed over the term of the loan using the effective interest rate.

On September 4, 2019, the Company entered into a $2,000 loan agreement with a private lender. The loan had a twelve-month term and carried an interest rate of 12% per annum payable monthly. In connection with the advance of the loan, the Company issued 1,600,000 warrants to the lender. Each warrant is redeemable for one common share in the capital of the Company at a price of $0.85 per Common Share for a period of two years from the date of the loan agreement. Management calculated the fair value of the liability component as $1,895 using a discount rate of 22%, with the residual amount of $105 being allocated to warrants, recorded in equity. The loan was personally guaranteed by the CEO. On September 14, 2020, the Company entered into loan amending agreement, the maturity of the Loan was extended until September 30, 2021. The Company also entered into a warrant exchange agreement wherein the 1,600,000 warrants the Lender originally received as consideration for the Loan under the Loan Agreement, having an exercise price of $0.85 per common share and exercisable for a period of 2 years from the effective date of the Loan, were terminated and 1,600,000 new warrants having an exercise price of $0.30 per Common Share and expiring on September 30, 2021 were issued. Management calculated the fair value of the liability component as $1,928 using a discount rate of 22%, with the residual amount of $72 net of deferred tax of $17 being allocated to warrants, recorded in equity. During the year ended October 31, 2021, the Company incurred accretion of $61 (2020 - 11). The loan was fully repaid on September 30, 2021.

The Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025. The note payable has been recorded at its fair value of $69 by discounting it over six months at a market interest rate of 22%. During the year ended October 31, 2021 the Company repaid $40 towards the principal amount. Due to early payment, $20 was forgiven and was recognized in the statement of net loss and comprehensive loss for the year ended October 31, 2021 as other income. During the year ended October 31, 2021, the Company incurred accretion of $22 (2020 - $15).

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another Amended Loan Agreement with OCN to remove the

38

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

A.	Notes Payable with Third Parties (continued)

annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the period ended January

31, 2021. The carrying value of the loan balance as at October 31, 2021 amounts to $11,650. During the year ended October 31, 2021, the Company incurred accretion of $325.

On August 12, 2021, the Company acquired all of the issued and outstanding shares of DankStop which included a loan from the U.S. Small Business Administration under the Secured Disaster Loans for Covid-19 relief. The loan bears an interest rate of 3.75% per annum and has a maturity date of May 21, 2050. The loan was valued at $60 at the date of acquisition by discounting it over 30 years at a market interest rate of 15%

During the year ended October 31, 2021 the Company fully repaid $690 on the note payable to Saturninus Partners.

B.	Notes Payable with Financial Institutions

On October 18, 2021 the Company entered into a revolving credit facility with ATB Financial (“Lender”) in an amount of up to $25,000, comprised of an initial $10,000 limit and $15,000 accordion.  The revolving credit facility bears interest at a variable rate, which is dependent on the Company’s adjusted debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio.

Adjusted debt includes all outstanding debt other than postponed debt if it postponed on terms and in a manner acceptable to the Lender, notes payable to Dreamweavers (include annual principal payment), debt restructured on July 24, 2020 (include annual principal payment), debt of an excluded foreign subsidiary, and debt of subsidiaries with minority interest.

EBITDA is calculated on a twelve-month trailing basis and the following adjustments:

a)	Amounts deducted in the calculation of Net Income in respect of any non-capitalized transaction costs and expenses associated with the closing of the revolving credit facility and other contemplated transactions approved by the Lender.
b)	Amounts deducted in the calculation of Net Income in respect of extraordinary and non-recurring cash losses to the extent acceptable to the Lender.
c)	Amounts deducted in the calculation of Net Income in respect of all non-cash losses and expenses, including, foreign exchange translation losses, fair value changes relating to inventory, debt restructuring, revaluation of derivative liability, settlement of convertible debenture, extinguishment of debenture, impairment loss, share-based compensation, write-downs due to revaluation of marketable securities, extinguishment of financial liability, related party balances written-off, disposal of property and equipment and discount on accounts receivable.
d)	Amounts deducted in the calculation of Net Income in respect of any other unusual or non-recurring cash charges, expenses, or losses with the prior written consent of the Lender.
e)	Amounts deducted in the calculation of Net Income in respect of losses attributable to minority interests in any Person.
f)	Distributions received in cash in respect of any minority interest in any Person.
g)	All non-recurring extraordinary gains acceptable to the Lender.
h)	All non-cash gains and income, including, foreign exchange translation gains or write-ups.
i)	Earnings attributable to minority interests in any Person.

Based on the Company’s adjusted debt to EBITDA ratio at October 31, 2021, the interest on the credit agreement is prime rate plus 325 basis points.  The credit agreement will mature on October 18, 2024.  At October 31, 2021, $4,000 had been drawn on the credit facility which is included in the current portion of Notes Payable.

As at October 31, 2021, the Company did not meet the covenants in the original agreement relating to the adjusted debt to EBITDA ratio, the interest coverage ratio and the restriction on the ability to make investments, without obtaining a letter of consent. On January 25, 2022, the Lender waived the covenants that the Company is required to maintain under this facility from October 31, 2021 to October 31, 2022.  The waived covenants include adjusted debt to EBITDA ratio, interest coverage ratio (ratio of EBITDA to interest expense), and investments other than permitted investments by the Lender.  Under the terms of the waiver, the Company agreed to pay back the outstanding balance of $4,000, of which $1,000 is to be paid by April 1, 2022 and the remaining $3,000 is to be paid back by May 1, 2022.  The Company also agreed to maintain a minimum cash balance of $7,500 as at October 31, 2021, $10,000 for the months ended November 30, 2021 and December 21, 2021, $7,000 for the months ending January 31, 2022 up to and including the month ending December 31, 2022, and $10,000 for the month ending January 31, 2023 and all months thereafter. The Company is not permitted to make any borrowings under the credit facility until the Company amends the condition of waiver with the approval of the Lender.

39

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

14.	Notes Payable (continued)

As at	October 31, 2021	October 31, 2020
	$	$
Term loans	1,600	3,539
OCN – notes payable	11,650	-
ATB Loan	4,000	-
Dreamweavers – notes payable	78	162
Saturninus Partners – notes payable	-	690
Long term contract liability	39	53
Government loan	126	84
Total	17,493	4,528
Less current portion	(5,600)	(1,939)
Long-term	11,893	2,589

15.	Convertible Debentures

(i)

On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000.  The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 pre-consolidation ($11.25 post-consolidation) per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model with the following assumptions: stock price of $0.36 pre-consolidation; expected life of 2 years; $Nil dividends; 130% volatility; and risk-free interest rate of 1.60%.  Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020. Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity.  The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

On July 24, 2020, the Company entered into a debt restructuring agreement of $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the original debenture into a secured convertible debenture of the Company in the principal amount equal to the $10,808 (the “Deferred Amount “). The Structured Payments, which start in November 2021, will be credited towards the Deferred Amount. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares“) at a conversion price of $0.425 pre-consolidation ($6.375 post-consolidation) per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. Upon extinguishment of the original debenture $1,445 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $5,069 using a discount rate of 22% along with forecasted scheduled payments, with the residual amount of $1,072 net of deferred tax of $247 being allocated to equity. For the year ended October 31, 2020 the Company recognized $3,808 as a gain on extinguishment of debenture. During the year ended October 31, 2021, the Company made repayments on principle of $430.

On December 10, 2020, at then end of maturity on the original unsecured convertible debt issued on November 18, 2020, the Company entered into a debt restructuring agreement of $1,250 of the Company’s outstanding debt under an 8.5% senior unsecured convertible debenture issued in December 2018. Under the restructuring agreement, the existing debt was extinguished and replaced with the new debt. As part of the new debt agreement, the parties have also (i) extended the original maturity date of the debenture to December 31, 2022, (ii) amended the conversion price such that the deferred amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.22 per pre-consolidation ($3.30 post-consolidation) HITI Share. Management calculated the fair value of the liability component as $1,062 using a discount rate of 15%, with the residual amount

40

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

15.	Convertible Debentures (continued)

of $188 net of deferred tax of $42 being allocated to equity. During the year ended October 31, 2021, the debt was fully converted into shares of the Company.

(ii)    April 10, 2019, the Company closed the first tranche of the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $8,360. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per pre-consolidation ($11.25 post-consolidation) share and mature two years from the closing of the private placement. Under the private placement, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 11,146,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The company incurred $50 in legal costs which was paid by the issuance of 100,000 shares with a fair value of $0.50 per share. The debentures bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.48 pre-consolidation ($7.20 post-consolidation) prior to the closing date of the private placement. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,752,621 Shares. Management calculated the fair value of the liability component as $7,138 using a discount rate of 22%, with the residual amount of $1,222 net of deferred tax of $330 being allocated to warrants, recorded in equity. The Company reclassed $515 from warrants to conversion option within equity. The Company incurred $58 in debt issuance cost, $50 being allocated to debt component and the remaining $8 to the warrants. On December 4, 2019, the Company repaid $1,500 and on April 1, 2020, the Company repaid $367 towards the principal of the convertible debt.

On April 10, 2021, at the end of maturity on the original unsecured convertible debenture, the Company repaid $3,533, with the remaining $2,000 of debt being extinguished. On April 18, 2021, the Company entered into a new debt agreement for $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per pre-consolidation ($11.25 post-consolidation) share and matured two years from the closing. The new debenture bears an interest rate of 7% per annum, payable annually. Management calculated the fair value of the liability component as $1,750 using a discount rate of 15%, with the residual amount of $250 being allocated to equity.

(iii)

On June 17, 2019, the Company closed the final tranche of the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $3,200. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per pre-consolidation ($11.25 post-consolidation) share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 4,266,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance.  The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.384 pre-consolidation ($5.76 post-consolidation) prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 855,615 Shares. Management calculated the fair value of the liability component as $2,732 using a discount rate of 22%, with the residual amount of $468 net of deferred tax of $128 being allocated to warrants, recorded in equity. On June 15, 2020, the Company issued an aggregate of 1,871,343 pre-consolidation common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

On December 10, 2020, nearing the maturity date of the original debenture, the Company extinguished and entered into a new debt  agreement of $1,000 of the Company’s outstanding debt under an 10% senior unsecured convertible debenture issued in June 2019. As part of the new Debt, the parties have also (i) extended the maturity date of the amended debenture to December 31, 2022, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.22 per pre-consolidation ($3.30 post-consolidation) HITI Share. Upon extinguishment of the debenture $63 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $850 using a discount rate of 15% along with forecasted scheduled payments, with the residual amount of $150 net of deferred tax of $35 being allocated to equity. The Company also recognized $87 as a loss on extinguishment of debenture. During the year ended October 31, 2021 this debenture was fully converted into common shares of the Company.

(iv)

On November 14, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per pre-consolidation ($3.78 post-

41

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

15.	Convertible Debentures (continued)

consolidation) share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,057 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance.  The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.255 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 784,314 pre-consolidation (52,288 post-consolidation) Shares. Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $189 net of deferred tax of $43 and the residual of $104 net of deferred tax of $24 being allocated to warrants, recorded in equity. During the year ended October 31, 2021 the debenture was fully converted into common shares of the Company.

(v)

On December 14, 2019, the Company issued $2,000 in convertible debt to settle the put option related to Grasscity acquisition valued at $2,554 as of December 14, 2019. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per pre-consolidation share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,508 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance.  The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.175 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,142,857 pre-consolidation Shares. The Company also recognized a $505 unrealized gain on the fair value of the instrument.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $167 net of deferred tax of $38 and the residual of $175 net of deferred tax of $40 being allocated to warrants, recorded in equity. During the year ended October 31, 2021 the debenture was fully converted into common shares of the Company.

(vi)

On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. The Company received immediate access to an initial $6,000, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4,000. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17 per pre-consolidation ($2.55 post-consolidation) share and mature one year from the closing of the offering. The conversion price is subject to downward adjustment if the Company, at any time during the term of the facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the initial Facility amount, which the Company capitalized into the principal amount advanced under the Facility. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. Amounts drawn down under the facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. As of January 31, 2020, the Company withdrew in the amount of $5,000 from the credit facility. As of October 31, 2020, the Company still had access to unused remaining balance of $5,000.

Gross proceeds were $5,000 and net proceeds were $4,743, net of cash transaction costs of $257. The gross proceeds were allocated using the Black-Scholes model to value warrants at $364 which was recorded as a derivative liability, the host debt component for $4,309, and the embedded derivative for $327. The warrants were initially valued at $364 using the Black-Scholes model and the following assumptions were used: stock price of $0.16 pre-consolidation ($2.40 post-consolidation); expected life of two years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52%. At October 31, 2020, the warrants were revalued at $266 using the Black-Scholes model and the following assumptions were used: stock price of $0.145 pre-consolidation; expected life of 1.4 years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52% and recognized a gain of $98 as revaluation of derivative liability. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e., FVTPL). The equity conversion option was classified as an embedded derivative liability as it can be settled through the issuance of a variable number of shares, cash, or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.16 pre-consolidation; expected life of 2 year; $nil dividends; expected volatility

42

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

15.	Convertible Debentures (continued)

of 70%; exercise price of $0.255; and risk-free interest rate of 1.98%. Management elected to capitalize $257 transaction costs, which are directly attributable to the issuance of the loan agreement. As of October 31, 2020, the conversion option had a fair value of $498 and the Company recognized a $171 unrealized loss on the derivative liability for the year ended October 31, 2020. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.145; expected life of 1.4 year; $nil dividends; expected volatility of 70%; exercise price of $0.255; and risk-free interest rate of 0.52%.

On December 8, 2020, the Company entered into a debt restructuring agreement of $5,000 of the Company’s outstanding debt. In conjunction with the restructuring, the Company withdrew an additional $1,000 on the credit facility. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to December 31, 2021, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.17 per pre-consolidation ($2.55 post-consolidation) HITI Share (iii) amended the interest rate from 11.50% per annum to 10% per annum. At December 8, 2020, the warrants were revalued at $389 using the Black-Scholes model and the following assumptions were used: stock price of $0.165 pre-consolidation; expected life of 1.0 years; $nil dividends; expected volatility of 35%; exercise price of $0.255; and a risk-free interest rate of 0.52% and $199 fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.165 pre-consolidation; expected life of 1.0 year; $nil dividends; expected volatility of 35%; exercise price of $0.17; and risk-free interest rate of 0.52%. Revaluation of derivative liability resulted in recognizing a gain of $176. Upon extinguishment of the debenture $199 in embedded derivative liability was moved to convertible debenture – equity. Management calculated the fair value of the liability component as $5,577 using a discount rate of 18%. As a result of the debt restructuring, the Company recognized a $199 debt restructuring loss in the statement of net loss and comprehensive loss for the year ended October 31, 2021. Subsequent to the restructuring, the debenture holders exercised the conversion option for the entire debt balance resulting in the issuance of 2,345,097 post-consolidation shares. As part, of the restructuring 23,529,412 warrants were cancelled. During the year ended October 31, 2021 the debenture has been fully converted into common shares of the Company.

(vii)

In connection with the Company’s acquisition of META on November 18, 2020, the holders of the Convertible Debentures consented to amend the conversion price of the Listed Debentures such that, following the acquisition of META, the conversion price is $0.22 per pre-consolidation (3.30 post-consolidation) High Tide Share. The holders also agreed to extend the maturity date of the Listed Debentures to November 30, 2022. Following the acquisition of META, the Convertible Debentures will remain debt obligations of META but will become convertible into High Tide Shares.  Management calculated the fair value of the liability component as $18,809 using a discount rate of 15%, the conversion option at relative fair value of $9,008 recorded in equity. Subsequent to the restructuring, the debenture holder exercised the conversion option to convert all of the debt resulting in the issuance of 6,409,090 post-consolidation shares. During the year ended October 31, 2021, the debenture has been fully converted into common shares of the Company.

As at	October 31, 2021	October 31, 2020
	$	$
Convertible debentures, beginning of year	25,822	19,664
Debt assumed	18,809	-
Revaluation on amendment of debenture	683	(3,808)
Cash advances from debt	980	9,115
Debt issuance to settle liabilities	-	2,700
Debt issuance costs paid in cash	-	(260)
Conversion of debenture into equity	(35,172)	(550)
Transfer of warrants component to equity	-	(420)
Transfer of conversion component to equity	(946)	(523)
Transfer of conversion component to derivative liability	-	(921)
Repayment of debt	(4,906)	(1,637)
Accretion on convertible debentures	2,751	2,462
Total	8,021	25,822
Less current portion	(946)	(14,446)
Long-term	7,075	11,376

43

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

16.	Finance and other costs

Finance and other costs are comprised of the following:

	2021	2020
	$	$
Accretion convertible debt	2,751	2,462
Interest on convertible debenture	1,284	3,364
Interest on notes payable	1,180	396
Accretion notes payable	746	174
Accretion of lease liability	2,189	1,027
Transaction cost	4,892	2,717
CEBA Loan	—	(131)
Total	13,042	10,009

17. Taxes

Income tax expense varies from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income or loss before income taxes. These differences result from the following:

As at	2021	2020
	$	$
Accounting Loss before income taxes	(35,767)	(6,125)
Canadian Statutory tax rate	23%	25%
Expected income tax recovery based on statutory rates	(8,226)	(1,531)

Increase (decrease) in taxes resulting from:
Non-deductible items	1,046	16
Tax on dispositions	813	-
Change in tax rates and subsidiary rate differential	82	77
Revaluation of tax estimates	1,344	-
Change in unrecognized deferred tax assets	3,875	1,667
Other items	336	-
Tax expense (recovery)	(730)	229

The following items constitute the components of the deferred tax:

For the year ended October 31, 2021	Deferred income tax asset (liability) beginning of year	Acquired business combination	Recognized in earnings	Deferred income tax asset (liability) end of year
	$	$	$	$
Capital assets	(2,422)	(11,656)	1,801	(12,277)
Right-of-use assets/liabilities	(1,709)	88	2,072	451
Other	(1,535)	2,039	2,596	3,100
Non-capital loss carry-forwards	8,774	9,825	445	19,044
Tax benefits not recognized	(5,043)	(9,638)	(4,214)	(18,895)
	(1,935)	(9,342)	2,700	(8,577)

Deferred income tax assets	250	-	(250)	-
Deferred income tax liabilities	(2,185)	(9,342)	2,950	(8,577)
	(1,935)	(9,342)	2,700	(8,577)

44

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

17. Taxes (continued)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at October 31, 2021, the Company had approximately $75,500 of non-capital income tax losses carried forward, which will begin to expire starting in 2036. The Company also had approximately $2,900 of capital losses carried forward. Deferred tax assets have not been recognized in respect of those losses for which there currently is no expectation of future loss utilization as they may not be used to offset taxable profits in the near future, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the consolidated financials were able to recognize all such unrecognized deferred tax assets, the profit after tax would increase in concurrence with the income tax recoverable in the future periods.

45

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

18.	Share Capital
(a)	Issued:

Common shares:
	Number of shares	Amount
	#	$
Balance, October 31, 2019	207,406,629	26,283
Issued to pay fees in shares	3,852,319	860
Issued to pay interest via shares	6,782,011	1,168
Acquisition - KushBar	2,645,503	500
Acquisition - 2680495	4,761,905	1,048
Acquisition - Saturninus	5,319,149	1,064
Acquisition - 102088460	5,000,000	975
Lease acquisition - Canmore	612,764	104
Exercise - Convertible Debt	3,709,916	550
Balance, October 31, 2020	240,090,196	32,552
Acquisition - Meta Growth (Note 5)	196,063,610	35,290
Acquisition - Smoke Cartel, Inc. (Note 5)	9,540,754	8,396
Acquisition - FAB Nutrition (Note 5)	6,151,915	3,439
Escrow share based compensation (Note 5)	9,002,194	5,804
Issued to pay fees via shares (i)	1,480,099	467
Issued to pay interest via shares	8,077,940	1,458
Shares issued through equity financing (ii)	47,916,665	18,293
Conversion of convertible debentures (Note 15)	146,960,503	40,532
Share issuance costs (iv)	-	(3,205)
Exercise options (Note 19)	2,498,160	817
Exercise warrants (Note 20)	22,208,027	10,677
Vested restricted share units (Note 19)	844,655	154
Balance, May 13, 2021 - pre-consolidation	690,834,718	154,674
Balance, May 13, 2021 - post-consolidation	46,055,653	154,674
Acquisition - Daily High Club (Note 5)	839,820	7,767
Acquisition - 102 Saskatchewan (Note 5)	254,518	2,018
Acquisition - DankStop (Note 5)	612,087	5,013
Acquisition - Blessed CBD (Note 5)	607,064	4,432
Escrow share based compensation (Note 5)	529,487	3,866
Shares issued through equity financing (iii)	2,415,000	20,273
Conversion of convertible debentures (Note 15)	1,596,434	4,954
Share issuance costs (iv)	-	(2,390)
Exercise options (Note 19)	158,824	717
Exercise warrants (Note 20)	1,291,141	7,580
Balance, October 31, 2021	54,360,028	208,904

(i)

During the year ended October 31, 2021, Company settled payables of $174 through issuance of 1,025,477 pre-consolidation (68,365 shares post-consolidation) common shares of the Company. The fair value of $174 was based on the closing price of $0.175 on the date of issuance. The Company also issued 454,622 pre-consolidation (30,308 post-consolidation) common shares of the Company in exchange for advisory services in connection with the acquisition of FABCBD with a fair value of $293.

46

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

18.	Share Capital (continued)
(ii)

On February 22, 2021, the Company issued, on a bought deal basis, pre-consolidation, 47,916,665 units (3,194,445 units post-consolidation) of the Company at a price of $0.48 per unit pre-consolidation ($7.20 per unit post-consolidation). The Company closed the offering for total gross proceeds of $23,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $0.58 for a period of 36 months from the closing date of the offering. The warrants were attributed a relative fair value of $4,707 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70 pre-consolidation; exercise price of options of $0.58; expected life of three years; 71% volatility; and a risk-free interest rate of 0.32%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the presidents list in cash and respectively same percentage of broker warrants for the number of units issued because of conducting the bought deal financing. The broker units issued included one and a half warrants, totaling 3,920,587 warrants. The 2,613,725 broker warrants were attributed a fair value of $1,033 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70 pre-consolidation; exercise price of options of $0.48; expected life of three years; 71% volatility; and a risk-free interest rate of 0.32% and the remaining 1,306,862 broker warrants were attributed a fair value of $471 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70; exercise price of options of $0.58; expected life of three years; 71% volatility; and a risk-free interest rate of 0.32%

(iii)

On May 25, 2021, the Company issued, on a bought deal basis, 2,415,000 post-consolidation units (36,225,000 units pre-consolidation) of the Company at a price of $9.60 per unit post-consolidation ($0.64 per unit pre-consolidation). The Company closed the offering for total gross proceeds of $23,184. Each unit consist of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $12.25 for a period of 36 months from the closing date of the offering. The warrants were attributed a relative fair value of $2,911 using Black-Scholes option pricing model with the following assumptions: fair value of common shares of $9.16; exercise price of options of $12.25; expected life of three years; 56% volatility; and a risk-free interest rate of 0.49%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the presidents list in cash and respectively same percentage of broker warrants for the number of units issued because of conducting the bought deal financing. The broker units issued include one and a half warrants, totaling 206,348 warrants. The 137,565 broker warrants were attributed a fair value of $455 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $9.16; exercise price of options of $9.60; expected life of three years; 56% volatility; and a risk-free interest rate of 1.30% and the remaining 68,783 broker warrants were attributed a fair value of $181 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $9.16; exercise price of $12.25; expected life of three years; 56% volatility; and a risk-free interest rate of 0.49%.

(iv)

During the year ended October 31, 2021, the Company incurred a total of $5,595 of share issuance costs, which related to the shares issued through equity financing on February 22, 2021 and May 25, 2021. These costs incurred a deferred tax asset of $1,145, which has been offset against the Company’s prior year tax loss carry-forwards.

47

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

19.	Share – Based Compensation
(a)	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	October 31, 2021		October 31, 2020
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Balance, beginning of year	620,666	7.50	707,333	7.50
Granted (i)	2,058,885	6.12	13,333	7.50
Forfeited	(448,051)	9.51	(100,000)	7.50
Exercised	(325,371)	3.73	-	-
Balance, end of period	1,906,129	6.51	620,666	7.50
Exercisable, end of period	596,666	7.55	491,375	7.50

For the year ended October 31, 2021, the Company recorded share-based compensation related to options of $3,282 (2020 - $129) for the year ended October 31, 2021.

(i)	On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 245,552 post-consolidation options outstanding on the date of closing. The fair value of the options acquired were calculated using the Black-Scholes option pricing model valued using the Black-Scholes model and the following assumptions were used: stock price of $0.18 pre-consolidation ($2.70 post-consolidation); expected life of 1 years; $nil dividends; expected volatility of 100%; exercise price as per the plan times the exchange ratio of 0.824; and a risk-free interest rate of 0.52%.
(ii)	During the year ended October 31, 2021 the Company granted a total of 2,058,885 post-consolidation options to directors, officers, employees and consultants of the Company and its subsidiaries. Included in the total issuances was 1,813,333 post-consolidation options that were issued through four significant issuances. The 1,330,000 options issued on November 20, 2020 were valued using the Black-Scholes model and the following assumptions were used: stock price of $2.78; expected life of 2 years; $nil dividends; expected volatility of 94.2%; exercise price of $3.00; and a risk-free interest rate of 0.3%. The 406,667 options issued on March 19, 2021 were valued using the Black-Scholes model and the following assumptions were used: stock price of $12.15; expected life of 2 years; $nil dividends; expected volatility of 103.7%; exercise price of $11.55; and a risk-free interest rate of 0.3%. The 63,333 options issued on May 10, 2021 were valued using the Black-Scholes model and the following assumption were used: stock price $9.15; expected life of 1.5 years; $nil dividends; expected volatility of 108.3%; exercise price of $9.00; and a risk-free interest rate of 0.3%. The 13,333 options issued on July 6, 2021 were valued using the Black-Scholes model and the following assumptions were used: stock price $9.27; expected life of 2 years; $nil dividends; expected volatility of 103.8%; exercise price of $9.39; and a risk-free interest rate of 0.5%.
(ii)	Number of stock options and share award disclosures have been retrospectively restated for all periods to reflect the Share Consolidation effected on May 13, 2021 (Note 2(a)).
(b)	Restricted Share Units (“RSUs”) plan

On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 943,579 RSUs pre-consolidation outstanding on the date of closing based on the exchange ratio of 0.824 agreed upon in the arrangement agreement. The RSUs are equity-settled and each RSU can be settled for one common share for no consideration. Theses RSUs were accounted for through the purchase price allocation of Meta, where a fair value of $154 was assigned.

48

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

(b)	Restricted Share Units (“RSUs”) plan (continued)

On March 12, 2021, the Company granted 66,667 post-consolidation RSUs to directors of the Company and were valued at $780. These RSUs were recorded in contributed surplus using the share price at the date of issuance.

On July 29, 2021, the Company granted 35,000 RSUs to consultants of the Company and were valued at $287. These RSUs were recorded in contributed surplus using the share price at the date of issuance.

For the year ended October 31, 2021, the Company recorded share-based compensation related to RSUs of $128 (2020 – nil). The number of RSUs outstanding at October 31, 2021 amounts to 101,667.

(c)	Escrow Shares

On May 10, 2021, in connection with the FABCBD acquisition, 9,679,778 pre-consolidation common shares of the Company (645,319 post-consolidation) were placed in escrow for a period of 24 months. Every 6 months 25% of escrow shares are released to the respective shareholders. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

On October 19, 2021, in the connection with the Blessed CBD acquisition, 529,487 post-consolidation common shares of the Company were placed in escrow for a period of 24 months. Every 12 months 50% of escrow shares are released to the minority shareholder of Blessed CBD. This share issuance was initially recorded through equity. Over the 24 month period, as the shares are earned by passage of time, the Company recognizes share-based compensation expense through profit and loss.

For the year ended October 31, 2021, the Company recorded share-based compensation related to the Escrow Shares of $1,469 (2020 - $nil).

49

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

20.	Warrants

					Weighted
	Number of	Warrants	Derivative	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2019	43,677,333	6,609	-	0.6083	1.13
Re-class warrants on convertible debt to equity	-	(660)	-	-	-
Issued warrants for services (i)	300,000	64	-	0.3800	-	September 3, 2021
Issued warrants for services (ii)	3,500,000	204	-	0.3000	0.01	November 12, 2021
Issued warrants for services (iii)	1,000,000	111	-	0.3000	-	November 12, 2021
Issued warrants on convertible debt November 14, 2019	7,936,507	80	-	0.5000	0.03	November 14, 2021
Issued warrants on convertible debt December 4, 2019	8,392,857	109	-	0.5000	0.04	December 4, 2021
Issued warrants on convertible debt December 14, 2019	7,936,508	135	-	0.5000	0.04	December 12, 2021
Issued warrants for acquisition - Saturninus	3,750,000	100	-	0.4000	0.02	January 26, 2022
Issued warrants on convertible debt January 6, 2020	58,823,529	-	266	0.2550	0.30	December 31, 2021
Issued warrants on debt September 14, 2020	1,600,000	55	-	0.3000	0.01	September 30, 2021
Warrants terminated	(1,600,000)	(105)	-	-	-
Warrants expired	(4,252,620)	(906)	-	-	-
Balance October 31, 2020	131,064,114	5,796	266	0.4159	2.07
Issued warrants for acquisition - Meta	741,600	3	-	1.3110	-	December 14, 2021
Issued warrants for acquisition - Meta	40,076,411	2,616	-	0.3520	0.49	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	-	1.1040	0.06	April 11, 2023
Issued warrants on convertible debt January 6, 2020	-	-	11,697	-	-	December 31, 2022
Warrants issued - equity financing	27,878,919	6,210	-	0.5800	0.55	February 22, 2024
Warrants issued - equity financing	21,207,720	3,546	-	12.2500	0.03	May 26, 2024
Warrants cancelled or expired	(59,578,382)	(5,457)	-	-	-
Warrants exercised	(54,268,198)	(2,110)	(10,270)	-	-
Balance October 31, 2021	111,242,184	10,724	1,693	2.5995	2.01

As at October 31, 2021, 111,242,184 warrants were exercisable, on a basis of 15 warrants for 1 common share, with the exception of warrants issued through the acquisition of META, which were exercisable on a basis of 18.2 warrants for 1 common share.

i)

The Company issued 300,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.38 per warrant. The warrants were valued at $64 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37 pre-consolidation; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.

ii)

The Company issued 3,500,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.30 per warrant. The warrants were valued at $204 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22 pre-consolidation; expected life of two years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iii)

The Company issued 1,000,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.30 per warrant. The warrants were valued at $111 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22 pre-consolidation; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iv)

The Company measured the derivative liability to be $1,693 and recognized $6,410 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss for the year ended October 31, 2021.

50

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

21.	Loss Per Share

	2021	2020
	$	$
Net loss for the period	(35,037)	(6,354)
Non-controlling interest	(680)	(614)
Net loss for the period attributable to owners of the Company	(35,717)	(6,968)
	#	#
Weighted average number of common shares - basic	42,431,689	15,267,032
Weighted average number of common shares - diluted	42,431,689	15,267,032
Basic income (loss) per share	(0.84)	(0.46)
Dilutive income (loss) per share	(0.84)	(0.46)

22. Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

-	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-	Derivative warrant liabilities are designated as FVTPL and are measured using level 2 inputs. The fair value of the derivative warrant liabilities are measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
-	Long-term fixed-rate notes receivables and loans payable are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, through accretion and interest income recognized through the statement of loss and comprehensive loss.
-	The contingent consideration related to the Smoke Cartel business combination is designated as FVTPL and is measured using level 3 inputs. The fair value of the contingent consideration is measured at each reporting period. The fair value calculation requires inputs such as the forecasted future cash flows of Smoke Cartel. During the fourth quarter of the year, the Company

51

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

22. Financial Instruments and Risk Management (continued)

finalized the revenue targets related to the contingent consideration and measured the fair value based on the finalized revenue targets, recognizing the change in fair value through the statement of loss and comprehensive loss.

-	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
-	The Halo convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the SPPI test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss on the consolidated statement of loss and comprehensive loss.
-	The liabilities associated with the put options included in the acquisitions of FABCBD and Blessed have been recorded at fair value based on level 3 inputs. The value of the put is calculated using discounted cash flows. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for FABCBD and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for both FABCBD and Blessed. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

Derivative Liability measured through FVTPL
$
Balance at October 31, 2020	-
Contingent consideration from acquisition of Smoke Cartel	1,319
Put obligation liability from acquisition of FABCBD	3,722
Put obligation liability from acquisition of Blessed CBD	4,323
Loss included in 'Loss on revaluation of derivative liability'	(578)
Balance at October 31, 2021	8,786

Sensitivity Analysis
$
Expected cash flows (10% movement)	710

Marketable securities

In connection with the Company’s acquisition of META on November 18, 2020, the Company acquired 2,996,612 shares of Epsilon Healthcare Limited (“Epsilon” formerly ‘THC Global Group Limited’). The fair value of the Epsilon shares amounting to $360 has been recognized as a marketable security, based on the trading price of THC’s shares. In addition, to this the Company has also acquired 400,000 shares of Pathway Health Corp. (“Pathway”) which were granted as part of consideration for an asset sale agreement with Meta prior to acquisition amounting to $200, which were updated to fair value of $96 at October 31, 2021, as well as recorded $225 in GICs as a marketable security.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable and loans receivable. The credit risk relating to cash and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

52

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

22. Financial Instruments and Risk Management (continued)

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	October 31, 2021	October 31, 2020
	$	$
Current (for less than 30 days)	3,794	1,822
31 – 60 days	533	246
61 – 90 days	333	202
Greater than 90 days	1,978	762
Less allowance	(144)	(359)
	6,494	2,673

For the year ended October 31, 2021, $247 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2020 – $1,280). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the year ended October 31, 2021, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	3-5 years	Greater than 5 years
	$	$		$	$
October 31, 2020
Accounts payable and accrued liabilities	6,421	6,421	-	-	-
Notes payable	4,528	1,939	2,290	162	137
Derivative liability	764	-	-	764	-
Convertible debentures	25,822	14,446	-	11,376	-
Undiscounted lease obligations	24,184	3,283	9,142	5,335	6,424
Total	61,719	26,089	11,432	17,637	6,561
October 31, 2021
Accounts payable and accrued liabilities	18,532	18,532	-	-	-
Notes payable	17,493	5,600	78	11,755	60
Derivative liability	11,673	9,980	1,693	-	-
Convertible debentures	8,163	946	-	7,217	-
Undiscounted lease obligations	35,201	8,454	12,773	6,382	7,592
Total	91,062	43,512	14,544	25,354	7,652

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At October 31, 2021, approximately 84% of the Company’s borrowings are at a fixed rate of interest (2020: 100%)

53

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

22. Financial Instruments and Risk Management (continued)

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2021 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	October 31, 2021	October 31, 2021	October 31, 2021	October 31, 2021	October 31,
	(GBP)	(Euro)	(USD)	Total	2020
	$	$	$	$	$
Cash	1,323	139	2,570	4,032	975
Accounts receivable	474	73	342	889	653
Accounts payable and accrued liabilities	(609)	(1,281)	(2,516)	(4,406)	(1,728)
Net monetary assets	1,188	(1,069)	396	515	(100)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $21 (October 31, 2020 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $29 (October 31, 2020 - $39), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $37 (October 31, 2020 - $0). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

54

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

23.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and startup operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the year ended October 31,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	173,845	74,981	7,191	7,911	87	373	181,123	83,265
Gross profit	61,896	27,575	2,000	2,867	87	370	63,983	30,812
(Loss) income from operations	(3,018)	4,470	(1,153)	(800)	(14,503)	(3,579)	(18,674)	91

Total assets	223,296	46,678	7,807	5,972	15,112	17,161	246,215	69,811
Total liabilities	59,272	22,893	2,166	1,894	32,773	33,301	94,211	58,088
Goodwill	79,946	6,061	-	-	-	-	79,946	6,061
Impairment loss	2,733	705	-	-	-	-	2,733	705

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
For the year ended October 31,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	150,469	72,690	19,947	-	10,707	10,575	181,123	83,265
Gross profit	49,806	25,972	9,288	-	4,889	4,840	63,983	30,812
(Loss) income from operations	(20,512)	269	439	(986)	1,399	808	(18,674)	91

Total assets	164,154	60,621	58,811	1,062	23,250	8,128	246,215	69,811
Total liabilities	81,722	55,471	8,475	806	4,014	1,811	94,211	58,088
Goodwill	39,238	15,400	28,962	-	11,746	2,627	79,946	18,027
Impairment loss	2,733	705	-	-	-	-	2,733	705

55

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

24.	Related Party Transactions

As at October 31, 2021, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

A Director of the Company is Chief of the Opaskwayak Cree Nation (“OCN”). On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). As at October 31, 2021, the Company has drawn $13,000.

On February 22, 2021, the Company issued, on a bought deal basis pre-consolidation, 47,916,665 units (3,194,445 units post-consolidation) of the Company at a price of $0.48 per unit pre-consolidation ($7.20 per unit post-consolidation). Two of the officers and the corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 3,112,084 units pre-consolidation (207,472 units post-consolidation) pursuant to the Offering.

On May 26, 2021, the Company issued, on a bought deal basis post-consolidation, 2,415,000 units (36,225,000 units pre-consolidation) of the Company at a price of $9.60 per unit post-consolidation ($0.64 per unit pre-consolidation). One of the officers and the corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 105,000 units post-consolidation (1,575,000 pre-consolidation) pursuant to the Offering.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the Chief Technology Officer of the company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totaling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

Key management personnel

Key management personnel is comprised of Company’s Executive Team and Board of Directors. Key management compensation for the years ended October 31 as follows:

	2021	2020
	$	$
Short-term compensation	1,472	1,098
Share-based compensation	497	43
Total	1,969	1,141

During the year ended October 31, 2021, the Company paid compensation of $497 (2020 - $43) in the form of 54,723 post-consolidated shares (2020 – 250,000 pre-consolidation shares) to the key management personnel of the Company.

56

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

25.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at November 1, 2020	16,413
Net additions	19,682
Impairment loss	(1,210)
Depreciation expense for the period	(6,900)
Balance at October 31, 2021	27,985

Lease Liabilities
$
Balance at November 1, 2020	16,668
Net additions	18,365
Cash outflows in the period	(7,449)
Accretion (Interest) expense for the period ended	2,189
Balance at October 31, 2021	29,773
Current	(5,729)
Non-current	24,044

As at October 31, 2021, $506 (October 31, 2020 - $1,716) is due to the Company in respect of sublease arrangements for franchise cannabis retail locations. For the year ended October 31, 2021, $439 was received in respect of sublease arrangements, which was recognized as other revenue. During the year ended October 31, 2021, the Company also paid $2,906 in variable operating costs associated to the leases which are expensed under general and administrative expenses.

During the year ended October 31, 2021, the Company identified ten locations that were closed permanently due to market pressures and increased competition, resulting impairment of $1,210 in right of use assets.

26.	Capital Management

The Company’s objectives when managing capital resources are to:

1.	Explore profitable growth opportunities;
2.	Deploy capital to provide an appropriate return on investment for shareholders;
3.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
4.	Maintain a capital structure that provides financial flexibility to executed on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

57

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

27.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

28.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	2021	2020
	$	$
Total current assets	6,137	2,540
Total non-current assets	38,577	3,696
Total current liabilities	(6,731)	(942)
Total non-current liabilities	(456)	(1,080)
Revenues for the year ended	17,869	6,011
Net income for the year ended	1,930	1,320

The net change in non-controlling interests is as follows:

As at	October 31, 2021	October 31, 2020
	$	$
Balance, beginning of the year	1,552	(179)
Share of loss for the period - Saturninus Partners	346	614
Share of loss for the period - Meta	235	-
Share of loss for the period - FABCBD	78	-
Share of loss for the period - Blessed	21	-
Purchase of minority interest - KushBar	-	187
Purchase of Saturninus partners	-	930
Purchase of Meta	1,821	-
Purchase of FABCBD	1,262	-
Purchase of Blessed	864	-
Distribution - Saturninus Partners	(500)	-
Loss of control (Note 5)	(884)	-
	4,795	1,552

As of October 31, 2019, the Company held a 50.1% ownership interest in KushBar, with $179 NCI. As well, the Company owed the non-controlling interest shareholder $701 (2018 - $36). The loan carries no interest and is due on demand. On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”).

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. The Company has classified this arrangement as a joint venture with controlling interest.

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included four joint ventures with controlling interest. These joint ventures operate as a licensed cannabis retail store in Manitoba. During the year ended October 31, 2021, the Company sold its 49% interest in two joint ventures, which resulted in a loss of control. As a result, the Company has deconsolidated the net assets of the joint ventures no longer under the Company’s control.

58

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2021 and 2020 (Stated – In thousands of Canadian dollars, except share and per share amounts)

29.	Subsequent events
(i)

On November 26, 2021, the Company acquired 80% of NuLeaf Acquisition Corp. (“NuLeaf”) for US$31,243, and has been granted a three-year option to acquire the remaining 20% of NuLeaf at any time. The consideration was comprised of: (i) 4,429,809 common shares of High Tide, having an aggregate value of US$31,243. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required under IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(ii)

On December 6, 2021 the Company announced that it has established an at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $40,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. Subsequent to year end $800 has been drawn.

(iii)

On January 5, 2022, the Company entered into an agreement to purchase 100% of Bud Room Inc. (“Bud Room”) for $3,240 in common shares of the Company and $360 cash for the assignment of $360 of the vendors’ shareholder loans.

59